Filed by Teekay Tankers Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Commission File No.: 001-33867

Subject Company: Tanker Investments Ltd.

Date: May 31, 2017

BRINGING ENERGY TO THE WORLD

TEEKAY TANKERS ANNOUNCES MERGER

AGREEMENT WITH TANKER INVESTMENTS LTD.

Highlights

•	Share-for-share merger agreement signed with Tanker Investments Ltd., which owns 18 mid-size conventional tankers:

•	Creates the world’s largest publicly-listed mid-sized conventional tanker company

•	Acquisition of over $500 million of modern tankers, resulting in combined total assets of $2.4 billion(1)

•	Expected to be immediately accretive to earnings per share

•	Reduces financial leverage and increases total pro forma liquidity by approximately $117 million(2)

•	Lowers the average age of fleet by one year

•	Teekay Tankers separately acquired the remaining 50 percent interest in Teekay Corporation’s commercial and technical management operations (Teekay Operations) for approximately $27 million, consolidating all commercial and technical management operations under Teekay Tankers.

Hamilton, Bermuda, May 31, 2017 – Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE:TNK) today announced that it has agreed to acquire all the remaining issued and outstanding shares of Tanker Investments Ltd. (TIL) (OSE:TIL), in a share-for-share merger at an exchange ratio of 3.30 Teekay Tankers Class A common shares for each TIL common share (Teekay Tankers currently owns 3.4 million common shares, or 11.3 percent, of TIL). TIL’s fleet consists of 10 Suezmax tankers, 6 Aframax tankers and 2 LR2 Product tankers with an average age of 7.3 years. Following the merger, Teekay Tankers’ fleet will consist of 62 conventional tankers, including 3 in-chartered conventional tankers (30 Suezmax tankers, 22 Aframax tankers, 9 LR2 Product tankers and one 50 percent-owned VLCC).

As part of the transaction, Teekay Tankers will assume approximately $350 million of TIL’s long-term debt, which includes two revolving credit facilities and a term loan, and on a pro forma basis as of March 31, 2017, the transaction adds approximately $117 million(1) of liquidity to Teekay Tankers. The transaction is expected to be immediately accretive to Teekay Tankers’ earnings per share and, since Teekay Operations already provides the commercial and technical management of TIL’s vessels, the Company expects a seamless integration of these two homogenous fleets.

“We believe Teekay Tankers presents an even more compelling investment in the mid-size tanker space with a stronger financial foundation, a much larger, younger fleet with which to service our customers globally, and our now fully-integrated tanker operations, positioning our Company as the leading tanker brand in our segment,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer.

Mr. Mackay continued, “The merger with Tanker Investments is expected to be immediately accretive to earnings per share, further strengthens the Company’s financial position, and better positions Teekay Tankers to take advantage of the next tanker market upturn. Once finalized, the acquisition will lower our average fleet age, reduce our financial leverage and increase our total liquidity position. In addition, with the acquisition of the remaining interest in Teekay Operations, Teekay Tankers has now completed its evolution into a fully-integrated conventional tanker platform with all management and operations now owned and operated solely by Teekay Tankers.”

(1) Pro-forma balance sheet as of March 31, 2017

(2) TIL’s total liquidity as of March 31, 2017.

The TIL merger has been approved by the Board of Directors of both Teekay Tankers and TIL, including approval from a Special Committee of the Board of Directors of TIL made up of independent TIL board members. The transaction is subject to customary closing conditions, approval by TIL shareholders of the merger, and approval by Teekay Tankers’ shareholders of an increase in the authorized number of Teekay Tankers’ Class A common shares, to permit the issuance of Class A common shares as merger consideration. The Company expects to close the merger in the third quarter of 2017.

The acquisition of the remaining 50 percent ownership in Teekay Operations, from Teekay Corporation, for approximately $27 million, has brought all commercial and technical management operations directly under Teekay Tankers. As compensation, Teekay Tankers has issued to Teekay Corporation approximately 13.8 million Class B common shares. Teekay Operations commercially manages an aggregate fleet of approximately 90 vessels and provides technical management for approximately 60 vessels. The Teekay Operations transaction was approved by the Board of Directors and Conflicts Committee of Teekay Tankers.

TIL Fleet Summary

Vessel	Class	Year Built	Time Charter- Out Rates ($ per day)	Expiry

Hovden Spirit	LR2	2012

Trysil Spirit	LR2	2012

Peak Spirit	Aframax	2011

Whistler Spirit	Aframax	2010

Blackcomb Spirit	Aframax	2010

Tarbet Spirit	Aframax	2009	$17,000	February 2018

Emerald Spirit	Aframax	2009	$17,500	October 2017

Garibaldi Spirit	Aframax	2009

Copper Spirit	Suezmax	2010

Tahoe Spirit	Suezmax	2010	$19,750	April 2018

Tianlong Spirit	Suezmax	2009

Jiaolong Spirit	Suezmax	2009

Shenlong Spirit	Suezmax	2009	$19,750	March 2018

Dilong Spirit	Suezmax	2009

Baker Spirit	Suezmax	2009

Cascade Spirit	Suezmax	2009

Aspen Spirit	Suezmax	2009

Vail Spirit	Suezmax	2009

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Conference Call

The Company plans to host a conference call on Thursday, June 1, 2017 at 9 a.m. (ET) to discuss the proposed merger with Tanker Investments. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

-	By dialing 1-800-263-0877 or 1-416-640-5944, if outside of North America, and quoting conference ID code 8834699.

-	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the website for a period of one year).

A supporting presentation will also be available in advance of the conference call start time at www.teekaytankers.com.

About Teekay Tankers

Teekay Tankers currently owns a fleet of 40 double-hull tankers, including 20 Suezmax tankers, 13 Aframax tankers, and seven Long Range 2 (LR2) product tankers, and has three contracted time charter-in vessels. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

About Tanker Investments Ltd.

Tanker Investments Ltd. is a specialized investment company focused on the tanker market. Tanker Investments Ltd. was formed in January 2014 to opportunistically purchase, operate and sell modern secondhand tankers to benefit from cyclical fluctuations in the tanker market. Tanker Investments’ fleet consists of 18 vessels.

Tanker Investments’ common stock trades on the Oslo Stock Exchange under the symbol “TIL”.

www.tankerinvestments.com

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekaytankers.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing and completion of the merger with TIL; the expected benefits of the merger, including the expected impact on the Company’s earnings per share, financial leverage, liquidity position, fleet age and future results; and the timing and completion of, and expected

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benefits of, the acquisition of Teekay Operations. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; failure to satisfy the closing conditions of the merger with TIL, including obtaining the required approvals from the Teekay Tankers and TIL shareholders and relevant regulatory authorities; failure to successfully integrate TIL into the Company and realize the expected benefits and synergies from the combined company; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of TIL and Teekay Tankers. In connection with the proposed merger, Teekay Tankers intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), which will include a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. After the registration statement is declared effective, Teekay Tankers and TIL will each mail the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus will contain important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekaytankers.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 844-6654 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger and the proposed amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation (the Charter Amendment). However, Teekay Tankers and its directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Teekay Tankers’ shareholders in respect of the proposed merger and Charter Amendment. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger and Charter Amendment when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

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